SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF) 33.042.730/0001-04

Company Registry (NIRE) 35-3.0039609.0

Publicly-Held Company

SUMMARY OF THE RESOLUTIONS TAKEN AT THE EXTRAORDINARY SHAREHOLDERS' MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON SEPTEMBER 30, 2013

The majority of attending shareholders resolved on the:

1.    Approval of the Florestal Protocol and Justification, entered into on September 10, 2013 between representatives of the Company and Florestal Nacional S.A., whose articles of association are filed at the São Paulo State Commercial Registry (JUCESP) under no. (NIRE) 35-3.0039121.7, headquartered at Avenida Brigadeiro Faria Lima n. 3.400, 20º andar, sala Volta Redonda, parte, Itaim Bibi, CEP 04538-132, in the city and state of São Paulo, and inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 09.295.323/0001-24 (“Florestal”).

2.    Approval of the Cimentos Protocol and Justification, entered into on September 10, 2013 between representatives of the Company and CSN Cimentos S.A. whose articles of association are filed at the Rio de Janeiro State Commercial Registry (JUCERJA) under no. (NIRE) 333.000.897.72, headquartered at Rodovia BR 393 (Lúcio Meira) s/n., Km 5,001, Vila Santa Cecília, CEP 27260-390, in the city of Volta Redonda, state of Rio de Janeiro, and inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 42.564.807/0001-05 (“Cimentos”).

3.    Approval of the Prada Protocol and Justification, entered into on September 10, 2013 between representatives of the Company and Companhia Metalúrgica Prada, whose articles of association are filed at the São Paulo State Commercial Registry (JUCESP) under no. (NIRE) 35-3.0004858.0, headquartered at Rua Engenheiro Francisco Pita Brito n. 138, CEP 04753-900, in the city and state of São Paulo, and inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 56.993.900/0001-31 (“Prada”).

4.    Approval and ratification of the hiring of the specialized company APSIS Consultoria e Avaliações Ltda., a privately-held company, headquartered at Rua da Assembleia nº 35, 12º andar, in the city and state of Rio de Janeiro, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 08.681.365/0001-30 and registered with the Rio de Janeiro State Regional Accounting Council (CRC/RJ) under no. 005112/O-9 (“APSIS”), responsible for the appraisal of Florestal’s net equity and Cimentos and Prada’s net assets to be spun-off, evaluated at their book value based on the specific balance sheets of each company  involved on August 31, 2013 (“Appraisal Report”).

5.    Approval of the (i) Appraisal Report of Florestal’s net equity, (ii) Cimentos’ Appraisal Report, with the net assets to be transferred to the Company and (iii) Prada’s Appraisal Report, with the net assets to be transferred to the Company.

6.    Approval of the merger of Florestal by the Company and the extinction of all Florestal’s shares owned by the Company, based on Article 226, Paragraph 1 of Law 6404/76, the Company therefore succeeding Florestal in all its rights and obligations, fixed and non-fixed assets and liabilities, without interruption, as per Article 227 of Law 6404/76 and the approved Florestal Protocol and Justification.

6.1. Considering that the Company holds all the shares issued by Florestal and that this ownership is fully reflected in its equity through the equity accounting method, there will be no increase in the Company’s capital, no issue of shares and no amendments to the Company’s Bylaws or changes in its shareholders’ interests due to the merger mentioned in this item.

6.2. Variations in Florestal’s net equity between August 31, 2013, the reference date of the Appraisal Report, and the present date, will be automatically absorbed by the Company's equity.

7.    Approval of the merger of Cimentos’ spun-off net assets by the Company, the  Company to succeed Cimentos in all its rights and obligations related to the assets spun-off and merged by the Company, as per Article 229, Paragraph 1 of Law 6404/76. Therefore, the Company will be the successor only of those Cimentos obligations transferred to it with the respective net assets spun off and merged by the Company, and will not be jointly liable for Cimentos’ other obligations, as per Article 233, Sole Paragraph of Law 6404/76.

7.1. Considering that the Company holds all the shares issued by Cimentos and this interest is fully reflected in its equity through the equity accounting method, there will be no increase in the Company’s capital representing its capital stock nor in the issue of shares, as well as no amendment to the Bylaws or change in the Company’s shareholders’ interest due to the partial spin-off.

7.2. Equity variations in Cimentos’ net assets between August 31, 2013, the reference date of the Appraisal Report, and the present date, will be automatically absorbed by the Company's equity.

8.    Approval of the merger of Prada’s spun-off net assets by the Company, given that the Company will succeed Prada in all its rights and obligations related to spun-off assets and merged by the Company, as per Article 229, Paragraph 1 of Law 6404/76. Therefore, the Company will be responsible solely for Prada’s obligations that may be transferred to it with the respective spun-off net assets merged by the Company, without joint liability to Prada in relation to other obligations, as per Article 233, Sole Paragraph of Law 6404/76.

8.1. Considering that the Company holds all the shares issued by Prada and that this ownership is fully reflected in its equity through the equity accounting method, there will be no increase in the Company’s capital, no issue of shares and no amendments to the Company’s Bylaws or changes in its shareholders’ interests due to the merger of the net assets spun off by Prada.

8.2. Equity variations in Prada’s net assets between August 31, 2013, the reference date of the Appraisal Report, and the present date, will be automatically absorbed by the Company's equity.

9.    The Board of Executive Officers is authorized to sign all documents and perform all acts necessary for compliance with the resolutions taken at this Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 30, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.